INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

December 21, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of FAMCO MLP & Energy Income Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on December 6, 2010, for the FAMCO MLP & Energy Income Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 119 filed concurrently with this correspondence.

Prospectus

1.	Page 1, Investment Objective. Since the Fund’s name has “income” in it. The Objective should be “primarily current income and secondarily capital appreciation”.

RESPONSE: The Fund’s investment objective has been revised as follows:

FAMCO MLP & Energy Income Fund (the “Fund”) primarily seeks current income and secondarily seeks long-term capital appreciation

2.	Page 1 – Fees and Expenses Table. For the maximum deferred sales charge, put the 1.00% in the table and footnote the details.

RESPONSE: The requested change has been made.

3.	Page 1 – Fees and Expenses Table. Disclose the recoupment period for footnote 3.

RESPONSE: The following has been added to footnote 3:

The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, for fees it waived and Fund expenses it paid for three years from the date of any such waiver or payment to the extent a class's total annual fund operating expenses do not exceed the limits described above.

4.	Page 1 – Fees and Expenses Table. Provide completed fee table before final filing.

RESPONSE: Attached.

5.	Page 2 – Portfolio Turnover. Delete the last sentence regarding the expected turnover rate. This information is not required nor is it permitted disclosure.

RESPONSE: The sentence has been deleted.

6.
Page 2, Principal Investment Strategies.  Cleary define the energy infrastructure sector.  Looking for a quantifiable measure such as 50% of the company’s profits (or assets or revenues) are generated from energy related activities.

RESPONSE: The definition of energy infrastructure sector has been revised as follows (the paragraph in its entirety is provided):

Under normal market conditions, the Fund will invest at least 80% of its total assets in publicly traded equity and debt securities of master limited partnerships (“MLPs”), and in publicly traded equity and debt securities of other companies, focused in the energy infrastructure sector.  The Fund’s investments will include securities of MLPs and their parent companies and other affiliates (collectively “MLP Entities”).  The Fund’s advisor considers the energy infrastructure sector to be comprised of companies that engage in one or more aspects of exploration, production, gathering, processing, refining, transmission, marketing, storage and delivery of energy products such as natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal; oilfield services, including drilling, cementing and stimulations; the generation, transmission and distribution of electricity; water and wastewater treatment, distribution and disposal; or the generation, transportation and sale of alternative, non-fossil fuel based energy sources including, but not limited to, biodiesel, ethanol, biomass, geothermal, hydroelectric, nuclear, solar or wind energy.  The Fund’s advisor considers a company to be in the energy infrastructure sector if at least 50% of the company’s assets are utilized in one or more of these activities.  The Fund will also invest in MLP Entities and other companies operating in the natural resources sector, which includes companies principally engaged in owning or developing non-energy natural resources (including timber and minerals) and industrial materials, or supplying goods or services to such companies.

7.
Page 2, Principal Investment Strategies.  Last sentence of 2nd paragraph.  May want to consider using “will” rather than “may” in the following sentence, “The Fund may also invest in securities of entities that operate in industries similar to MLPs, such as energy infrastructure, even though such entities have no direct affiliation with an MLP”.

RESPONSE: The requested change has been made.

8.	Page 2, Principal Investment Strategies. Add disclosure regarding the strategy for the debt securities (i.e. credit quality and maturity range).

RESPONSE: The following sentences have been added to the 4th paragraph in this section:

The Fund will only purchase debt securities which, at the time of acquisition, are rated at least B3 by Moody’s or B- by Standard & Poor’s or are comparably rated by another statistical rating organization, or, if unrated, are determined by the Fund’s advisor to be of comparable credit quality. The Fund may invest in debt securities of any maturity.

9.
Page 3, Principal Risks of Investing.  Under Industry Concentration Risk, the term “energy related industry” is used and under Energy and Natural Resource Company Risk, the term “energy infrastructure sector” is used.  These terms should be consistent.

RESPONSE:	The term has been changed to reflect the consistent use of “energy infrastructure sector”.

10.
Page 3, Principal Risks of Investing.  Since Foreign Securities Risk is listed as a risk, should be included under the strategy section.  [Consider being more specific if only one or two countries will be used].

RESPONSE:	Upon further consideration, the Fund’s advisor has determined that the use of foreign securities is not a principal investment strategy. Therefore, this risk disclosure has been deleted.

11.
Page 3, Principal Risks of Investing.  Confirm the use of ETFs as a principal risk.   If confirmed, add to strategy section and evaluate whether a line item needs to be added under the fee table for “acquired fund fees”.

RESPONSE:	Upon further consideration, the Fund’s advisor has determined that the use of ETFs is not a principal investment strategy. Therefore, this risk disclosure has been deleted.

12.	Page 3, Principal Risks of Investing. If the Fund’s distribution will have a Return of Capital component, consider adding to risk disclosure.

RESPONSE:	The following paragraph has been added under “Tax Risks” in both Principal Risks sections:

Depreciation or other cost recovery deductions passed through to the Fund from investments in MLPs in a given year will generally reduce the Fund’s taxable income, but those deductions may be recaptured in the Fund’s income in one or more subsequent years.  When recognized and distributed, recapture income will generally be taxable to shareholders at the time of the distribution at ordinary income tax rates, even though those shareholders might not have held shares in the Fund at the time the deductions were taken by the Fund, and even though those shareholders will not have corresponding economic gain on their shares at the time of the recapture.  In order to distribute recapture income or to fund redemption requests, the Fund may need to liquidate investments, which may lead to additional recapture income.

13.	Page 20, Share Price. The third paragraph should be Fund specific. Clarify the pricing for this Fund.

RESPONSE: Reference to foreign security pricing has been deleted.

SAI

14.	B-20, Fundamental Investment Policies. Clarify how the Fund will invest in energy infrastructure and the securities issued by the U.S. Government, its agencies or instrumentalities. .

RESPONSE:  The paragraph has been changed as follows:

Invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one sector (excluding securities issued by the U.S. Government, its agencies or instrumentalities), except that the Fund will concentrate (that is, invest 25% or more of its total assets) in the energy infrastructure sector;

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360